SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

     (Continued on following page(s))

CUSIP NO. 419596-20-0	13D	PAGE 2 of 6 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Betty H. Smith

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
00/PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		470,076
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		424,958

	(10)	SHARED DISPOSITIVE POWER
45,118

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
470,076

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

AMENDMENT NO. 3 TO SCHEDULE 13D
OF BETTY H. SMITH

     This filing constitutes an amendment to a Schedule 13D filed with the Securities and Exchange Commission by Betty H. Smith with respect to the $1.00 par value Class A common stock of Haverty Furniture Companies, Inc. (the “Issuer”), and is filed to disclose Mrs. Smith’s execution of the revocable proxy described in Item 6.

Item 1.  Security and Issuer.

     This filing relates to shares of the Class A common stock of the Issuer, whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

Item 2.  Identity and Background.

     This Schedule 13D is filed by Betty H. Smith, a citizen of the United States whose residence address is 2771 Peachtree Road, NE, #5 Carlyle Condominium, Atlanta, Georgia 30305. Mrs. Smith is the mother of Clarence H. Smith, the President and Chief Operating Officer of the Issuer.

     Mrs. Smith has not been convicted in a criminal proceeding during the last five years nor has she, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     A portion of the securities which are the subject of this filing were originally acquired by Mrs. Smith pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock (“Common Stock”), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such Stockholder on the record date for payment of the stock dividend. In June of 1986, Mrs. Smith, together with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of the Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer’s founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.

     Since the recapitalization and exchange offer, Mrs. Smith’s beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mrs. Smith, such as gifts, sales and purchases. In addition, Mrs. Smith’s beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock.

Item 4.  Purpose of Transaction.

     Since the filing of the last amendment to this Schedule 13D, Mrs. Smith’s beneficial ownership of shares of Class A Common Stock has increased due to an increase in the number of shares held by the Foundation (as defined in Item 5).

Item 5.  Interest of Securities of the Issuer.

     As of December 9, 2002, Mrs. Smith beneficially owned an aggregate of 470,076 shares, or approximately 10.4% of the outstanding shares of Class A common stock of the Issuer. Of this amount, Mrs. Smith owns individually and possesses sole investment power with respect to 424,958 shares, and shares voting power with respect to such shares with her son, Clarence H. Smith, pursuant to the proxy described in Item 6 (the “Proxy”). Mrs. Smith shares voting and investment powers with respect to 45,118 shares owned by the Alex and Betty Smith Foundation (the “Foundation”), a charitable organization controlled by Mrs. Smith and her husband, Alex W. Smith. Mrs. Smith shares voting and investment control of the shares owned by the Foundation with Alex W. Smith, and, pursuant to the Proxy, shares voting power with respect to such shares with her son, Clarence H. Smith.

     Alex W. Smith, a United States citizen, resides at 2771 Peachtree Road, NE, #5, Atlanta, Georgia 30305. Clarence H. Smith, the President and Chief Operating Officer of the Issuer, is a United States citizen, and his business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. Neither Alex W. Smith nor Clarence H. Smith has been convicted in a criminal proceeding during the last five years, nor has either, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mrs. Smith has effected no transactions in the Class A common stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 30, 2002, Mrs. Smith executed a revocable proxy in favor of Clarence H. Smith (“C. Smith”) pursuant to which C. Smith was granted the power to vote all shares of Class A common stock of the Issuer held by Mrs. Smith. The proxy will continue in effect until it is revoked by Mrs. Smith, and the proxy may be revoked by Mrs. Smith at any time.

     Except as described in Item 5 with respect to shares held by the Foundation, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Smith and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     The revocable proxy described in Item 6 is filed herewith as Exhibit 1.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002

/s/ Betty H. Smith Betty H. Smith